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                            September 20, 2022

       Boaz Shetzer
       Chief Executive Officer
       ParaZero Technologies Ltd.
       30 Dov Hoz
       Kiryat Ono, 5555626, Israel

                                                        Re: ParaZero
Technologies Ltd.
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed September 15,
2022
                                                            File No. 333-265178

       Dear Mr. Shetzer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2022 letter.

       Amendment No. 5 to Registration Statement on Form F-1 filed September 15, 2022

       General

   1. We note your response to our comment letter dated September 15, 2022. Please amend your Form F-1 to
provide disclosure regarding the manner of determination of the offering price and describe the
factors considered in determining the offering price. See Item 9.A of Form 20-F.
 Boaz Shetzer
FirstName LastNameBoaz
ParaZero Technologies Ltd.Shetzer
Comapany 20,
September NameParaZero
              2022       Technologies Ltd.
September
Page 2    20, 2022 Page 2
FirstName LastName
       You may contact Mindy Hooker at (202) 551-3732 or Kevin Woody at (202) 551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      David Huberman